United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Expeditors International of Washington, Inc.

Name of persons relying on exemption: Clean Yield Asset Management

Address of persons relying on exemption: 79 Beaver Meadow Road Norwich, VT 05055

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Expeditors International Shareholders

RE: Item No.5 (“Regarding Report on Effectiveness of DEI Efforts”)

DATE:     May 7, 2024

CONTACT: Dorigen Hofmann, dorigen@cleanyield.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

Clean Yield Asset Management urges shareholders to vote YES on Item No. 5 on the Expeditors International of Washington, Inc. (EXPD) 2024 proxy ballot. The resolved clause states as follows:

Resolved: Shareholders request that Expeditors International of Washington ("Expeditors") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so that investors can assess and compare the effectiveness of companies' diversity, equity, and inclusion programs.

About Clean Yield Asset Management

Clean Yield Asset Management (“Clean Yield”) is an investment firm based in Norwich, VT, specializing in socially responsible asset management. We have filed this shareholder proposal on behalf of our client, the Elizabeth K Loscalzo Family Trust, a long-term shareholder in Expeditors International because we are concerned that investors are unable to discern the effectiveness of the company’s diversity, equity, and inclusion (DEI) efforts given its current level of disclosure.

Background to the Proposal

There exists a robust link between management diversity and corporate performance. Ineffective workplace diversity and inclusion policies can entrench homogeneity, generating competitive and legal risks. As a result, investors need quantitative, comparable data in to understand the effectiveness of Expeditors’ diversity and inclusion policies.

Unfortunately, Expeditors is lagging behind its peers with respect to such disclosures, resulting in the absence of decision-useful data from which investors can draw meaningful conclusions. Additional disclosure is necessary.

Expeditors currently only releases data which shows the diversity of its workforce. This is akin to a balance sheet, showing the company’s current human capital resources. By itself, however, workforce diversity data provides little longitudinal information about the effectiveness of the Company’s diversity and inclusion policies. Just as a balance sheet would, by itself, be insufficient to identify how well a company is performing, so too is workforce diversity data, by itself, insufficient in assessing the effectiveness of a human capital management initiatives. Instead, as the Proposal requests, investors need quantitative metrics for hiring, retention, and promotion of employees that can demonstrate the route that Expeditors has taken to achieve its current workforce diversity.

Hiring, promotion, and retention rate data would allow for a more accurate understanding of Expeditors’ ability to benefit from its workforce diversity. For example, a company may have a diverse workforce with little turnover but operate within a region or industry with limited diverse individuals to draw from. It would, therefore, be expected to have a low hiring rate, but reassuring promotion and retention rate data. Another company may have workforce diversity data which appears “better” than the first company, but if it has high hiring and high attrition rates of non-White employees, investors would have reason to be concerned that the company was being harmed by excess costs to recruit and train employees, potential litigation risk, and a poorly functioning workforce.

Quantitative data demonstrating the effectiveness of Expeditors diversity and inclusion programs will provide investors with critical information about the Company’s workforce management. Such data would demonstrate if a sufficient pipeline of talent is being hired, if that talent is being effectively stewarded through the Company, and if diverse employees remain at the organization.

Rationale in Support of this Proposal

1)	Research shows a link between management diversity and corporate financial performance.

2)	Corporate policies that allow harassment and discrimination undermine business success.

3)	Expeditors’ DEI reporting significantly lags peers.

1.	Research shows a link between management diversity and corporate financial performance.

Expeditors has stated “As a global company, Expeditors celebrates the diversity of our workforce and believe it is a key component of our success.”1

Multiple research reports agree with Expeditors statements. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	An As You Sow and Whistle Stop Capital report, “Capturing the Diversity Benefit” released in November 2023, reviewed 1,641 companies' demographic workforce data (EEO-1 reports) by sex, race, and ethnicity from 2016-2021. The researchers found statistically significant positive correlations between increased management diversity and corporate financial performance across eight difference financial indicators: enterprise value growth rate, free cash flow per share, income after tax, long-term growth mean, 10-year share price change, mean return on equity (ROE), return on invested capital (ROIC), and 10-year total revenue compound annual growth rate (CAGR).[2]

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1 https://www.expeditors.com/media/2275/2021-uk-gender-gap-expd.pdf

2 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

●	McKinsey’s research[3] indicates that companies with both gender and racial diversity in executive teams have an increased likelihood of above-average profitability. As it writes, “Companies in the top quartile for board-gender diversity are 27 percent more likely to outperform financially than those in the bottom quartile. Similarly, companies in the top quartile for ethnically diverse boards are 13 percent more likely to outperform than those in the bottom quartile.”

●	A survey of almost 13,000 enterprises in 70 countries produced by the International Labor Organization finding that “businesses with genuine gender diversity, particularly at senior level, perform better, including seeing significant profit increases… More than 57 percent of respondents agreed that gender diversity initiatives improved business outcomes.”[4]

American Banker,5 PwC,6 Bloomberg,7 and others have also emphasized the importance of diversity, equity, and inclusion to a company’s financial performance, while other observers have noted the strong interest employees have in working for diverse companies and within diverse teams.8

2.	Corporate policies that allow harassment and discrimination undermine business success.

Researchers have identified the benefits of diverse and inclusive teams to include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.9

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3 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

4 https://www.ilo.org/global/about-the-ilo/newsroom/news/WCMS_701767/lang--en/index.htm

5 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

6 https://www.pwc.com/us/en/governance-insights-center/annual-corporate-directors-survey/assets/pwc-2017-annual-corporate--directors--survey.pdf

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://www.purdueglobal.edu/blog/business/diversity-equity-inclusion-trends/; https://www.forbes.com/sites/forbeshumanresourcescouncil/2023/03/07/4-critical-dei-trends-to-watch-in-2023/?sh=30ef3c602f06

9 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

By contrast, if the lack of diversity at a company is a result of prevalent harassment and discrimination — a question that can be at least partially answered by quantitative data on hiring, retention, and promotion rates — negative consequences abound. These include reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, hindering their ability to contribute.10

The implications of a non-inclusive workplace go beyond directly impacted employees. In a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice, and 72 percent said that they would consider leaving an employer for a more inclusive work environment.11

Finally, companies have a continuing legal obligation to ensure a workplace free from harassment and discrimination on the basis of characteristics such as race, ethnicity, sex, and gender.12 Ineffective diversity and inclusion policies may be indicative of broader issues within a company that contribute to potential legal liability and reputational damage.

Successful diversity and inclusion programs do not hire or promote employees because of their race, gender, or other diverse characteristic. Rather, well-implemented DEI initiatives ensure that an employee’s race, gender, or other diverse characteristic does not prevent them from reaching the same career milestones, and ability to contribute to the company, as their non-diverse colleagues.

3.	Expeditors’ DEI reporting still significantly lags peers.

After a majority of investors voted in favor of a shareholder resolution similar to this one in 2023, Expeditors agreed to release its EEO-1 form, showing workforce diversity within its US-based employees. Expeditors, however, still lags its peers in its diversity and inclusion disclosure. Employers that provide, or have committed to provide, more inclusion factor data than Expeditors include, but are not limited to: Alphabet, Boeing, Comcast, CVS Health, Gap, General Motors, General Dynamics, Honeywell International, IBM, McDonald's, Microsoft, Procter & Gamble, Raytheon, Union Pacific, Walt Disney, and Walmart.

As of March 10th, 2024:13

●	Hiring: More than 200 companies disclose hiring rate data related to gender. Over 100 companies disclose hiring rate data related to race.

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10 https://www.apa.org/news/press/releases/stress/2015/impact

11 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-deloitte-poll-finds-300469961.html

12 https://www.justice.gov/crt/laws-we-enforce

13 https://www.asyousow.org/our-work/social-justice/workplace-equity/data-visualization

●	Promotion: Close to 90 companies disclose promotion rate data related to gender. Close to 50 companies disclose promotion rate data related to race.

●	Retention: Over 100 companies disclose retention rate data related to gender. Over 50 companies disclose retention rate data related to race.

CONCLUSION

Expeditors has released insufficient information to assure investors that its diversity, equity, and inclusion programs are effective. A vote in support of this resolution is warranted.

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For questions regarding Item No. 5, please contact Dorigen Hofmann, Clean Yield Asset Management, dorigen@cleanyield.com, (802)-526-2525.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 8 following the instructions provided on management's proxy mailing.